United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑   Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐   No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐   No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐   No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Signature Page

Press Release
CVRD will operate FNS
Rio de Janeiro, 3rd of October, 2007 — Companhia Vale do Rio Doce (CVRD) announces that today at 10:00am, Brazil time, at the São Paulo Stock Exchange (Bovespa), it won the auction for the sub-concession for commercial exploitation of a 720 km stretch of the North-South railroad (FNS), running from Açailândia, state of Maranhão, to Palmas, state of Tocantins, in Brazil.
CVRD will pay R$1,478,205,000.00 (one billion, four hundred and seventy eight million and two hundred and five thousand Brazilian reais) in three installments. The first installment, equal to 50% of the amount will be due on the day of the signing of the contract, occurring in the next 60 days. The second installment, equal to 25% of the amount is scheduled to be paid in December 2008, while the last installment shall be paid at the time of the completion of the last part of the railroad. Between 2007 and 2010, CVRD is likely to invest an additional amount of R$66 million in the railroad infrastructure (traffic signs, repair shops, filling stations, etc...).
CVRD will be responsible for the operation, maintenance, control, improvements and adaptations of FSN for 30 years.
CVRD has operated FNS since 1996, enveloping a 225km railroad stretch, linking the cities of Açailândia and Estreito in the state of Maranhão. At Açailândia, FNS joins up to the Carajás railroad (EFC), enabling access to the port of Itaqui, in São Luís, where CVRD has the Ponta da Madeira maritime terminal.
Valec, a state company run by the Transport Ministry, which is the holder of the concession and the entity responsible for building the railroad, already built a railroad stretch of 133.5km between Estreito and Araguaína, state of Tocantins. A railroad stretch with an extension of 213.2 km, linking the cities of Araguaína and Guaraí, both located at Tocantins’ state, is currently under construction with a conclusion scheduled for December 2008. Lastly, Valec has to complete the final railroad stretch of 148.3 km linking the cities of Guaraí and Palmas by December 2009.
This project will open up a new corridor for the transportation of general cargo, mainly for the export of soybeans, rice and corn, produced in the Center-North region of Brazil. It will also contribute for the development of the state of Maranhão’s port system while it expects to create 50 thousand jobs. FSN will use biodiesel fuel, reaffirming CVRD’s commitment to preserve and protect the environment.
CVRD participation in this project is a clear demonstration of its commitment to invest not only on its own infrastructure but also in the country’s infrastructure as well, in line with the main logistics businesses of CVRD, which encompass the transportation and handling of general cargo for clients.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: Marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patrícia Calazans: patrícia.Calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those

Press Release
projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 3, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations